UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G
                                  Rule 13d-102

                    Under the Securities Exchange Act of 1934
                               (Amendment No. )(1)

                             Lynx Therapeutics, Inc
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                                (Name of Issuer)

                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)

                                   551812308
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                                 (CUSIP Number)

                                 April 26, 2002
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             (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                               |_| Rule 13d-1 (b)
                               |X| Rule 13d-1 (c)
                               |_| Rule 13d-1 (d)

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(1)   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 551812308                    13G                           Page 2 of 5
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Joseph Edelman
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
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3   SEC USE ONLY


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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
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                  5    SOLE VOTING POWER
                       2,700,000 (includes 1,940,000 shares of common stock, par value $0.01 per share and warrants to purchase 760,000 shares of common stock, par value $0.01 per share)

                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          0
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING            2,700,000 (includes 1,940,000 shares of common stock, par
    PERSON             value $0.01 per share and warrants to purchase 760,000
     WITH              shares of common stock, par value $0.01 per share)
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       0
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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,700,000 (includes 1,940,000 shares of common stock, par value $0.01 per share and warrants to purchase 760,000 shares of common stock, par value $0.01 per share)

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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    9.26%
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12  TYPE OF REPORTING PERSON*


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CUSIP No. 551812308                    13G                           Page 3 of 5
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Item  1(a). Name of Issuer:

      Lynx  Therapeutics, Inc.
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      Item  1(b). Address of Issuer's Principal Executive Offices:

      25861 Industrial Blvd.
      Hayward, California 94545
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Item  2(a). Name of Person Filing:

      This Schedule 13G is being filed with respect to shares of Common Stock of the Issuer which are beneficially owned by Joseph Edelman. See Item 4 below.
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Item  2(b). Address of Principal Business Office, or, if None, Residence:

      c/o First New York Securities, LLC
      850 Third Avenue, 8th Floor
      New York, NY 10022
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Item  2(c). Citizenship:

      Mr. Edelman is a United States Citizen.
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Item  2(d). Title of Class of Securities:

      Common Stock, $0.01 par value per share
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Item  2(e). CUSIP NUMBER:

      551812308
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Item  3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person Filing is a:

(a) |_|  Broker or dealer registered under Section 15 of the Act.

(b) |_|  Bank as defined in Section 3(a)(6) of the Act.

(c) |_|  Insurance Company as defined in Section 3(a)(19) of the Act.

(d) |_| Investment Company registered under Section 8 of the Investment Company Act.

(e) |_|  Investment Adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E).

(f) |_| Employee Benefit Plan or Endowment Fund in accordance with Sec. 240.13d"1(b)(1)(ii)(F).

(g) |_|  Parent holding company, in accordance with Sec. 240.13d-1(b)(ii)(G).

(h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j) |_| Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J). If this statement is filed pursuant to Sec. 240.13d01(C), check this box [x]

CUSIP No. 551812308                    13G                           Page 4 of 5
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Item  4. Ownership.

      (a)   Amount beneficially owned:

            2,700,000 (comprised of 1,936,000 shares of Common Stock, par value $0.01 per share and warrants to purchase 760,000 shares of Common Stock, par value $0.01 per share held by Perceptive Life Sciences Master Fund Ltd., a Cayman Island company, the investment manager of which is Perceptive Advisors LLC, a Delaware limited liability company, of which Mr. Edelman is the managing member and 4,000 shares of Common Stock, par value $0.01 per share held by Mr. Edelman through his trading account with First New York Securities,
            LLC).
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      (b)   Percent of class:

             9.26%
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      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote 2,700,000

            (ii)  Shared power to vote or to direct the vote     0

            (iii) Sole power to dispose or to direct the disposition of
                  2,700,000

            (iv)  Shared power to dispose or to direct the disposition of   0


Item  5. Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the Beneficial owner of more than five percent of the class of securities, check the following [ ].


Item  6. Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Reported on by the Parent Holding Company.

         Not applicable.

Item  8. Identification and Classification of members of the Group.

         Not applicable.

Item  9. Notice of Dissolution of Group.

         Not applicable.

CUSIP No. 551812308                    13G                           Page 5 of 5
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Item  10. Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.


                                                        April 29, 2002
                                             -----------------------------------
                                                             (Date)
                                                        /s/ Joseph Edelman
                                             -----------------------------------
                                                           (Signature)

                                                         Joseph Edelman
                                             -----------------------------------
                                                          (Name/Title)